AMERICAN WATER WORKS COMPANY, INC.

Kellye L. Walker	P 856.346.8355

Sr. Vice President,	F 856.346.8217

General Counsel and Secretary

1025 Laurel Oak Road

Voorhees, NJ 08043

E kellye.walker@amwater.com

June 21, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	American Water Works Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 4, 2010
Proxy Statement on Schedule 14A
Filed March 26, 2010
File No. 001-34028

Dear Mr. Owings:

We are providing this letter to respond to the staff comments contained in your May 26, 2010 letter to Donald L. Correll. Set forth below are the comments and our responses. The headings and numbered paragraphs set forth below correspond to the headings and numbered paragraphs in the staff’s comment letter. Each of the staff’s comments are set forth in boldface type and are followed by the Company’s response.

Form 10-K for the Fiscal year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 48

1.	We note your discussion of the use of the segment measure Adjusted EBIT in evaluating the performance of your reportable segments. In this regard, please provide a reference here to the reconciliation of the measure to loss from continuing operations before income taxes as disclosed in Note 22.

Response: In future filings, we will provide, in the segment discussion contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations, a reference to the financial statement footnote that contains the reconciliation of Adjusted EBIT to loss from continuing operations before income taxes.

Item 8. Financial Statements and Supplementary Data, page 85

Note 2: Significant Accounting Policies, page 94

Noncontrolling Interests in Consolidated Financial Statements, page 101

2.	Please present consolidated net income/loss after adjustment for the net income attributable to the non-controlling interest or explain to us why you are not required to do so. Reference made to FASB ASC 810-10-65-1(b)(2).

Response: Income attributable to non-controlling interest is limited to the dividends on the preferred shares without mandatory redemption presented in the stockholders’ equity section of the balance sheets included in our consolidated financial statements. As disclosed in Note 10 to our consolidated financial statements, the annual dividends on the preferred shares were approximately $225,000 for each of the periods presented. Therefore, as stated under the caption, “Noncontrolling Interests in Consolidated Financial Statements,” in Note 2 to our consolidated financial statements (on page 101 of our annual report on Form 10-K), “dividends on these preferred shares have not been reflected separately on the Company’s Statements of Operations or the Company’s Statements of Comprehensive Loss, as the amounts are not considered material.” In this regard, FASB ASC 105-10-05-6 states: “The provisions of the Codification need not be applied to immaterial items.” Accordingly, we do not believe that we are required to present consolidated net income/loss after adjustment for the net income attributable to the non-controlling interest.

Note 4: Utility Plant, page 103

3.	We noted the wide range of useful lives you used for depreciating certain water plant assets. For example, we note the wide range of source supply assets’ useful lives from 7 to 127 years as well as similar wide ranges for other water plant assets. We note the useful lives of 127 years appear to be high for depreciation as compared to your industry peers. In this regard, please explain to us if the state regulators have assessed the reasonableness of their useful lives for depreciation in their corresponding rate making processes. If so, please disclose this fact. If not, please explain to us why their estimated useful lives are reasonable given your facts and circumstances. In your response, also clarify for us the nature of the water plant assets that fall within the low end and high end of the ranges and the apparent significant increase in their useful lives since December 31, 2007.

Response: Annual depreciation is an operating expense that regulated utilities are entitled to recover in rates charged for utility service. As such, annual depreciation expense is reviewed by utility regulators in rate proceedings and, in some states, annual depreciation rates are filed with and reviewed by regulators each year whether or not a rate increase has been requested. State utility regulatory commissions are required to establish rates that are “just and reasonable” and, to that end, must assure that utilities are allowed to recover all of their claimed expenses that are prudently incurred and reasonable in amount. Accordingly, a state commission must assure that depreciation expense, no more or less than any other expense included in the determination of allowable revenue, is reasonable. In the exercise of this authority, state commissions can, and in the past have, established service lives and annual accrual rates different from those proposed by us. Generally, our regulated subsidiaries record depreciation based on the service lives and annual accrual rates submitted to, and explicitly or implicitly approved by, their respective state regulatory commissions. State utility commissions, either by regulation or by historical precedent in litigated rate proceedings, may require water utilities to base their claims for annual depreciation on studies of the service lives of property included in their rate base. Such service life studies generally employ well-defined, uniformly applied, actuarial methods to analyze historical patterns of retirement, and by regression analysis, tempered by engineering judgment, project the average service lives used to calculate annual depreciation rates. Service life studies are company-specific and reflect the operating methods, property mix, and location-specific factors that affect the property in each system studied. Consequently, both historical actual and projected future rates of retirement, and resulting service life estimates, can be different from system to system.

In future filings we will disclose that the Company’s regulated utility subsidiaries record depreciation in conformity with amounts approved by state regulators after regulatory review of information that we submit to support our estimates of useful lives.

The useful lives of our water plant assets vary due to their nature, size and complexity. The range of lives is reflected in the final rate orders issued by the applicable state regulatory agencies. The increases in useful lives since December 2007 were primarily the result of useful lives assigned to new assets approved in rate orders received in 2008 and 2009. Set forth below is information regarding the characteristics of the water plant assets at the low end and high end of useful lives range in each of the water plant asset categories set forth in Note 4 to our consolidated financial statements where the high end of the useful lives range increased since December 2007:

Sources of supply:

The assets at the low end of the range are HVAC equipment contained in a well house. The asset at the high end of the range is a river intake asset.

Treatment and pumping facilities:

The assets at the low end of the range are carbon filter media. The assets at the high end of the range are concrete basin filter structures.

Transmission and distribution facilities:

The assets at the low end of the range are tank repainting costs. The assets at the high end of the range are water mains.

General structures and equipment:

The assets at the low end of the range are computer software. The assets at the high end of the range are warehouse structures.

The costs of the assets at the low and high ends of the depreciable life ranges are not material to the cost of the water plant assets referenced above. In most cases, the cost of these individual assets is less than one percent of the aggregate cost of the related asset category.

Note 14: Income Taxes, page 119

4.	We note your disclosure of the potential limitations imposed on net operating loss (NOL) carryforwards under Internal Revenue Code (I.R.C.) Section 382 in light of the ownership change resulting from RWE divesture of your common stock during 2009. We also note the disclosure of your belief that the IRC rule should not preclude your use of the NOL carryforwards. In this regard, please explain to us your basis in supporting your conclusion that it is more likely than not you are able to fully utilize the existing NOL carryforwards.

Response: Our position that the pre-ownership change NOLs will more likely than not be fully utilized before the expiration of the statute of limitations is based on the size and expiration dates of our pre-ownership change net operating loss carryforwards (NOLs), the amount of the annual limitation on our ability to offset the pre-ownership change NOLs and our projection of future taxable income.

Our pre-ownership change NOLs were approximately $905.1 million at December 31, 2009. All of these NOLs expire between

2024 and 2029, and approximately $837 million of the NOLs will not begin to expire until 2028. By applying the regulations promulgated under Section 382 of the Internal Revenue Code, we calculated an annual limitation of approximately $99.4 million on our ability to offset pre-ownership change NOLs. Finally, we currently project future taxable income from profitable operations and substantial deferred tax liability reversals that will be sufficient to enable us to offset the pre-ownership change NOLs prior to their expiration.

5.	Refer to the unrecognized tax benefits rollforward schedule on page 121. We note the significant increase in your unrecognized tax benefits from $1.3 million as of January 1, 2009 to $112 million as of December 31, 2009. We note that the increase was due to the increase in prior and current year tax positions of $88.2 million and $22.6 million, respectively, during 2009. With a view towards transparent disclosure, tell us and disclose the facts and circumstances leading to these increases.

Response: As stated in Note 14 to our consolidated financial statements, in December 2008, we filed a request with the Internal Revenue Service (“IRS”) to change our tax accounting method for repair and maintenance costs on our utility assets (specifically, transmission and distribution assets).

We filed the 2008 tax return in September 2009 and prepared our 2009 tax computation reflecting the expected benefits of the change in tax accounting method. To date, the IRS has not responded to our position taken in the 2008 filed tax return, nor have we filed our 2009 tax return. Therefore, it is possible that the IRS may challenge our application of the related Treasury Regulations and deny a portion of the deductions taken on our 2008 tax return. To address this possibility, as well as the possibility that benefits related to the same change in tax accounting method expected to be included in the 2009 tax return also would be challenged, we performed analyses to estimate the amount of the tax benefit which we expect will meet the more likely than not threshold set forth in FASB ASC 740-10-30-24; the remaining amount was reflected in the increase in the unrecognized tax benefit.

The increases in prior period tax positions set forth in the unrecognized tax benefits roll forward schedule were based on an analysis performed at the time of the 2008 tax return was filed. The increases in current period tax positions represent the uncertain tax positions primarily related to tax benefits expected to be included in the 2009 tax return and were based on an analysis performed in the first quarter of 2010. These unrecognized tax benefits principally result from the change in tax accounting method described above. At December 31, 2009, the unrecognized tax benefits for the prior and current periods associated with the change in tax accounting method were approximately $88.2 million and $15.9 million, respectively.

We increased the current period tax position in the unrecognized tax benefits roll forward schedule by an additional $6.7 million to reflect another position we expect to take when we file our 2009 federal and state income tax returns, which we anticipate will occur in September and October 2010, respectively. The tax position relates to our interpretation and application of Section 263 of the Internal Revenue Code (and related Department of Treasury regulations), regarding the deductibility of a portion of the costs paid by us in connection with RWE’s acquisition of our stock.

Although the actual text of the disclosures to be included in future filings will be subject to facts and circumstances existing at the time of the relevant filings, we intend to clarify, in the paragraph immediately preceding the unrecognized tax benefits roll forward schedule, that our change in tax accounting method for repairs and maintenance costs on our utility plant assets was the primary cause of the increases in our unrecognized tax benefit positions.

Exhibits

6.	We note that Exhibit 10.3, the credit agreement dated September 15, 2006, was not filed in its entirety. Please refile the complete exhibit, including all of the schedules and exhibits. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Response: We will refile the complete exhibit, including all of the schedules and exhibits, in our quarterly report on Form 10-Q for the quarterly period ended June 30, 2010.

Exhibits 31.1 and 31.2

7.	Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Please revise your certifications to include the internal control over financial reporting language from the introductory portion of paragraph 4 and the language specified in paragraph 4(b). Please file an amended Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended March 31, 2010. Please include the full Item 9A of Form 10-K and Item 4 of Form 10-Q disclosures, including all the changes based on our comments in this letter, complete financial statements, and complete currently dated management certifications, which refer to the Form 10-K/A or the 10-Q/A as appropriate. See Section 246. Item 601 – Exhibits, 246.13 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We acknowledge that, because our Form 10-K for the fiscal year ended December 31, 2009 (the “12/31/09 Form 10-K”) included management’s report on internal control over financial reporting, we were required to include a reference to internal control over financial reporting in the introductory portion of paragraph 4 and include paragraph 4(b) of the certifications, as set forth in Item 601(b)(31) of Regulation S-K. In accordance with staff guidance provided in Section 246.13 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations (the “Certification C&DI”), on June 7, 2010 we filed amendments to the 12/31/09 Form 10-K and our Form 10-Q for the quarterly period ended March 31, 2010 (the “3/31/10 Form 10-Q”) that included certifications containing paragraphs 1, 2, 4 and 5 as set forth in Item 601(b)(31) of Regulation S-K. However, upon review of the Certification C&DI, and as discussed with the staff, we believe we are not required to provide disclosures responsive to Item 9A of Form 10-K and Item 4 of Form 10-Q, or our financial statements. In this regard, we note that the Certification C&DI states:

if this error occurs in the company’s first Form 10-K containing management’s report [on internal control over financial reporting], the staff will permit the company to file a Form 10-K/A that contains only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. However, if the same company were to make this mistake in the following year, it would be required to file a Form 10-K/A containing full Item 9A disclosure as well as the company’s financial statements.

The 12/31/09 Form 10-K was our first Form 10-K filing that contained management’s report on internal control over financial reporting. Therefore, in accordance with the Certification C&DI, we filed amendments to the 12/31/09 Form 10-K and 3/31/10 Form 10-Q that included a cover page, explanatory note, signature page and certifications of our principal executive and financial officers that contain paragraphs 1, 2, 4 and 5 of the certification as set forth in Item 601(b)(31) of Regulation S-K, but, consistent with the Certification C&DI, we did not include the other disclosures referenced in the staff comment.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

2009 Compensation, page 21

Determination of Competitive Compensation, page 21

8.	Please explain more specifically how the committee utilized the data provided by Towers Watson and DolmatConnell in determining compensation for the named executive officers. Since it appears that you benchmark compensation, you are required to identify the companies that comprise the benchmark groups. It also appears that you have benchmarked different elements of your compensation against different benchmarking groups; please identify the companies that comprise each group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: After reviewing Question 118.05 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations (the “Benchmarking C&DI”), we have concluded that our Compensation Discussion & Analysis (“CD&A”) disclosure did not reference the term “benchmarking” in a manner that is consistent with the staff’s interpretation of the term.

The Compensation Committee initially intended to utilize peer group data provided by Towers Perrin and, as a secondary point of reference, DolmatConnell, to establish a comparative range that could be expressed as a percentile, median or other arithmetic measure of peer group compensation and could serve as a reference point for compensation of our executives. However, following consideration of the peer groups in several contexts, including, as set forth in the CD&A, a comparison of Mr. Correll’s recommendations compared to compensation levels of executives in the peer group companies, the Compensation Committee determined that it would not utilize peer group information to serve as a basis or reference point for determining the amounts of compensation payable to our executive officers. Specifically, after considering factors relating to our industry and the regulatory environment in which our regulated subsidiaries operate, among other things, the Compensation Committee was unwilling to adjust total direct compensation at target levels to amounts suggested by the median or other specified range of peer group total direct compensation. As noted in the CD&A, peer group data was used in connection with determining compensation practices with respect to determination of target level percentages (expressed as a percentage of an executive officer’s base salary) for the “at risk” components of executive officer compensation (the Annual Incentive Plan and the Long-Term Incentive Plan). However, the actual target amounts of incentive compensation were not based on peer group data, as peer group data was not used to set executive base salaries, but instead was used to obtain a general understanding of current compensation practices.

As described in the CD&A, we will compare the total stockholder return of the other companies in the Dow Jones U.S. Utilities Index to our total stockholder return in determining the number of stock performance units to be granted under our Long-Term Incentive Plan. However, we do not believe that this process involves “benchmarking,” as that term is used in the Benchmarking C&DI, because the comparison does not focus on amounts of compensation paid by the other companies, but merely references their total stockholder return to measure our comparative performance. Moreover, even if this practice were considered to be “benchmarking,” the Dow Jones U.S. Utilities Index is a published industry index and, in an analogous context, namely the performance graph required by Item 201(e) of Regulation S-K, the Commission does not require identification of companies in a published industry index even though it otherwise requires identification of the companies in a peer group. See paragraphs (e)(1)(ii) and (e)(2) of Item 201 of Regulation S-K and Instruction 5 to Item 201(e) of Regulation S-K.

Based on the foregoing, we do not believe that, in fact, the Compensation Committee engaged in benchmarking, as that term is used in the Benchmarking C&DI. If the Compensation Committee utilizes peer group data in a fashion that would constitute “benchmarking” as that term is used in the Benchmarking C&DI, we will, in future filings, identify the companies that comprise the benchmark group. In any event, if the Compensation Committee continues to use third-party survey or similar data we will refine the disclosure to provide more specificity with regard to the manner in which the Compensation Committee utilizes the data.

Determination of Individual AIP Awards for NEOs, page 27

9.	Please clarify how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to the items of the registrant’s performance. While you describe the elements of individual performance that are taken into account, it is unclear how the committee determines whether an NEO has achieved an individual performance goal. See Item 402(b)(2)(vii) of Regulation S-K. For example, while it is clear that Mr. Correll’s performance is based partially on the achievement of the Corporate Multiplier targets, it is unclear what weight is accorded the Corporate Multiplier targets versus the other individual performance goals. Similarly, please explain how the committee determines whether the other NEOs have achieved their individual performance goals, whether the Corporate Multiplier is used to determine their awards, and what weight is accorded the Corporate Multiplier targets, if applicable, versus the other individual performance goals.

Response: As noted in the CD&A discussion relating to the 2009 Annual Incentive Plan (“2009 AIP”), individual awards for the named executive officers were based on individual performance goals that were grouped into several performance categories. While the performance categories were weighted for each of the named executive officers, the individual performance goals within each category were not weighted. The Corporate Multiplier was applied to the individual performance awards only after the award that otherwise would have been payable to a named executive officer was determined. For example, as disclosed in the CD&A, based on his performance, Mr. Correll earned 100 percent of his target award, or $529,200. Thereafter, the Corporate Multiplier (93.21 percent) was applied to this amount to determine the $493,267 amount that was payable to Mr. Correll ($529,200 x 93.21% = $493,267).

Although the actual text of the disclosures to be included in future filings will be subject to facts and circumstances existing at the time of the relevant filings, if the design and operation of the 2010 Annual Incentive Plan is substantively the same as the design and operation of the 2009 AIP, we will:

•	Include the same performance category tabular disclosure (the “Performance Category Table”) for named executive officers other than Mr. Correll that we provided for Mr. Correll.

•	Clarify that the individual performance goals within each performance category were not weighted.

•	Include the following line items at the bottom of the Performance Category Table (amounts applicable to Mr. Correll’s 2009 AIP award are used for illustrative purposes):

2009 TARGET AWARD	$529,200

2009 ACTUAL AWARD EARNED BEFORE APPLICATION OF THE CORPORATE MULTIPLIER	$529,200
APPLICATION OF CORPORATE MULTIPLIER	x93.21%

2009 ACTUAL AWARD	$493,267

Certain Relationships and Related Transactions, page 50

10.	Please clarify whether there were any related person transactions in fiscal year 2009, other than with RWE. See Item 404 of Regulation S-K.

Response: We confirm to the staff supplementally that, aside from the transactions with RWE described in our proxy statement for our 2010 annual meeting (the “Proxy Statement”), there were no other transactions that we were required to disclose in the Proxy Statement or in Part III of the Form 10-K pursuant to Item 404(a) of Regulation S-K. We respectfully submit that Item 404 of Regulation S-K does not suggest that we must affirmatively disclose that we do not have any other reportable related party transactions. Item 404(a) requires a registrant to: “Describe any transaction, since the beginning of the fiscal year, or any currently proposed transaction” that is covered by the disclosure criteria set forth in the Item. We have made the required disclosure with regard to RWE, and have nothing more to describe.

We are aware of no Commission requirement that a registrant disclose the occurrence of an event or the existence of a circumstance and, if such disclosure is made, to also disclose that there is no other event or circumstance that would have to be disclosed pursuant to the disclosure requirement.

On the other hand, we recognize that it is entirely appropriate for the staff, in its efforts to assist us in our compliance with applicable disclosure requirements, to ask us to confirm supplementally the absence of additional transactions that would be subject to Item 404(a) disclosure. We appreciate the staff’s efforts in this regard.

As requested by the staff, American Water Works Company, Inc. (“American Water”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2009, the Form 10-Q for the quarterly period ended March 31, 2010 and the Proxy Statement on Schedule 14A, filed on March 26, 2010 (collectively, the “Filings”):

•	American Water is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	American Water may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or otherwise wish to address these matters further, please contact Thomas Wyatt, our SEC Counsel, at (856) 309-4589, or me, at (856) 346-8355.

Sincerely,

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ KELLYE L. WALKER
Kellye L. Walker
Sr. Vice President, General Counsel and Secretary